SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 4)

PRUDENTIAL BANCORP, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

74431A101
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Misty Lane, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 139,347
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 139,347
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,347
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.73%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,606
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 110,606
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,606
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.37%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 157,905
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 157,905
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,905
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.96%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,780
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 27,780
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.35%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,393
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 75,393
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.94%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 90,698
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 90,698
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,698
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.13%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Chewy Gooey Cookies, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,147
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 22,147
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,147
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.27%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS CBPS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,181
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 83,181
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,181
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.03%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS 2514 Multi-Strategy Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 427,085
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 427,085
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 427,085
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.30%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS JBRC I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,780
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 27,780
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.35%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Sonia Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,261
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 43,261
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.54%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 750,318
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 750,318
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,318
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.32%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Dennis Pollack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,999
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 40,999
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,999
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.51%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned ("Amendment No. 4").  This Amendment No. 4 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is is hereby amended to add the following:

(a-c)     This statement is also being filed by Chewy Gooey Cookies, L.P. ("Chewy"), a Delaware limited partnership formed, in part, to invest in stocks of public companies, whose principal and executive offices are located at 80 Main Street, Suite 510, West Orange, New Jersey 07052.  Lawrence Seidman in the investment manager of Chewy.

The name, residence or business address and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such emplloyment is conducted, of each executive officer and director and each controlling person, if any, of Seidman, Sonia, SAL, SIPII, SIPIII, LSBK, Broad Park, Chewy, CBPS, Veteri and JBRC, is set forth in Schedule A.  Seidman, Sonia Seidman, SAL, SIP, SIPII, SIPIII, LSBK, Broad Park, Chewy, CBPS, Veteri and JBRC shall hereinafter be referred to as "Reporting Persons".  The Reporting Persons have formed a group with respect to the secutities of the Issuer within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

All Shares of the Issuer owned by 2514 MSF were sold on October 17, 2016.  Therefore, 2514 MSF is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 4.

Due to the expiration of the Agreement entered into on August 29, 2014, Pollack is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 4.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Reporting Persons who will remain Reporting Persons after the filing of this Amendment No. 4 were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases (unless otherwise noted), as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase cost of the 750,318 Shares beneficially owned in the aggregate by such Reporting Persons  is approximately $8,882,582, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 8,045,544 Shares outstanding, which is the total number of Shares outstanding on November 10, 2016, as reported in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on November 16, 2016.

CUSIP No. 74431A101

A.	SAL

(a)	As of the close of business on December 1, 2016, SAL beneficially owned 139,347 Shares.

       Percentage: Approximately 1.73%.

(b)	1. Sole power to vote or direct the vote: 139,347

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 139,347

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by SAL during the past 60 days.

B.	SIP

(a)	As of the close of business on December 1, 2016, SIP beneficially owned 110,606 Shares.

                               Percentage: Approximately 1.37%.

(b)	1. Sole power to vote or direct the vote: 110,606

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 110,606

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIP during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

C.	SIPII

(a)	As of the close of business on December 1, 2016, SIPII beneficially owned 157,905 Shares.

Percentage: Approximately 1.96%.

(b)	1. Sole power to vote or direct the vote: 157,905

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 157,905

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPII during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 74431A101

D.	SIPIII

(a)	As of the close of business on December 1, 2016, SIPIII beneficially owned 27,780 Shares.

Percentage: Approximately 0.35%.

(b)	1. Sole power to vote or direct the vote: 27,780

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 27,780

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPIII during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

E.	LSBK

(a)	As of the close of business on December 1, 2016, LSBK beneficially owned 75,393 Shares.

Percentage: Approximately 0.94%.

(b)	1. Sole power to vote or direct the vote: 75,393

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 75,393

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by LSBK during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

F.	Broad Park

(a)	As of the close of business on December 1, 2016, Broad Park beneficially owned 90,698 Shares.

Percentage: Approximately 1.13%.

(b)	1. Sole power to vote or direct the vote: 90,698

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 90,698

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Broad Park during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 74431A101

G.	Chewy

(a)	As of the close of business on December 1, 2016, Chewy beneficially owned 22,147 Shares.

Percentage: Approximately 0.27%.

(b)	1. Sole power to vote or direct the vote: 22,147

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 22,147

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Chewy during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

H.	CBPS

(a)	As of the close of business on December 1, 2016, CBPS beneficially owned 83,181 Shares.

Percentage: Approximately 1.03%.

(b)	1. Sole power to vote or direct the vote: 83,181

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 83,181

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by CBPS during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

I.	2514 MSF

(a)	As of the close of business on December 1, 2016, 2514 MSF beneficially owned 0 Shares.

Percentage: Approximately 0.00%.

(b)	1. Sole power to vote or direct the vote: 0

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by 2514 MSF during the past 60 days are set forth in Schedule B and are incorporated herein by reference.  2514 MSF will cease to be a Reporting Person immediately upon the filing of this Amendment No. 4.

CUSIP No. 74431A101

J.	Veteri

(a)
Veteri, (i) as the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 110,606 Shares owned by SIP and the 157,905 Shares owned by SIPII, and (ii) as the Trading Advisor of LSBK and CBPS, may be deemed the beneficial owner of the 75,393 Shares owned by LSBK and the 83,181 Shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 427,085 Shares.

Percentage: Approximately 5.30%.

(b)	1. Sole power to vote or direct the vote: 427,085

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 427,085

4. Shared power to dispose or direct the disposition: 0

(c)	Veteri has not entered into any transactions in the Shares during the past 60 days.

K.	JBRC

(a)	JBRC, as the co-general partner of SIPIII, may be deemed the beneficial owner of the 27,780 Shares owned by SIPIII.

Percentage: Approximately 0.35%.

(b)	1. Sole power to vote or direct the vote: 27,780

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 27,780

4. Shared power to dispose or direct the disposition: 0

(c)	JBRC has not entered into any transactions in the Shares during the past 60 days.

L.	Sonia Seidman

(a)	As of the close of business on December 1, 2016, Sonia Seidman beneficially owned 43,261 Shares.

Percentage: Approximately 0.54%.

(b)	1. Sole power to vote or direct the vote: 43,261

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 43,261

4. Shared power to dispose or direct the disposition: 0

(c)	Sonia Seidman has not entered into any transactions in the Shares during the past 60 days.

CUSIP No. 74431A101

M.	Seidman

(a)
Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 139,347 Shares owned by SAL, (ii) as the sole officer of Veteri, the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 110,606 Shares owned by SIP and the 157,905 Shares owned by SIPII, (iii) as the managing member of JBRC I, LLC, the co-general partner of SIPIII, may be deemed the beneficial owner of the 27,780 Shares owned by SIPIII, (iv) as the sole officer of Veteri, the Trading Advisor of LSBK and CBPS, may be deemed the beneficial owner of the 75,393 Shares owned by LSBK and the 83,181 Shares owned by CBPS, (v) as the investment manager for each of Broad Park and Chewy, may be deemed the beneficial owner of the 90,698 Shares owned by Broad Park and the 22,147 Shares owned by Chewy, and (vi) as the husband of Sonia Seidman, may be deemed the beneficial owner of the 43,261 Shares owned by Sonia Seidman.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 750,318 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 9.33%.

(b)	1. Sole power to vote or direct the vote: 750,318

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 750,318

4. Shared power to dispose or direct the disposition: 0

(c)	Seidman has not entered into any transactions in the Shares during the past 60 days.

N.	Pollack

(a)	As of the close of business on December 1, 2016, Pollack beneficially owned 40,999 Shares.

Percentage: Approximately 0.51%.

(b)	1. Sole power to vote or direct the vote: 40,999

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 40,999

4. Shared power to dispose or direct the disposition: 0

(c)	Pollack has not entered into any transactions in the Shares during the past 60 days. Pollack has ceased to be a Reporting Person.

        An aggregate of 791,317 Shares, constituting approximately 9.84% of the Shares outstanding, are reported by the Reporting Persons in this statement.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the persons listed on Schedule A to the Schedule 13D beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP No. 74431A101

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 2, 2016, the Reporting Persons who will remain Reporting Persons after the filing of this Amendment No. 4 entered into a Joint Filing Agreement in which such Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  A copy of this agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

        99.2 Joint Filing Agreement, dated December 1, 2016, by and among SAL, SIP, SIPII, SIPIII, LSBK, Broad Park, Chewy, CBPS, Veteri, JBRC, Seidman and Sonia Seidman.

Signature Page to Prudential Bancorp Inc. Schedule 13D Amendment No. 4

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2016	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, LLC its
Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CHEWY GOOEY COOKIES, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

2514 MULTI-STRATEGY FUND, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

JBRC I, LLC

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

/ss/ Sonia Seidman
SONIA SEIDMAN

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

/ss/ Dennis Pollack
DENNIS POLLACK

CUSIP No. 74431A101

SCHEDULE A

Name	Principal Business/Occupation	Principal Business Address	Citizenship
Jonathan Mandelbaum	Manager of Cavity, L.L.C., the General Partner of Chewy Gooey Cookies, L.P.	80 Main Street, Suite 510 West Orange, New Jersey 07052	United States

CUSIP No. 74431A101

SCHEDULE B

Transacions in the Shares During the Past 60 Days

Entity	Transaction Date	Per Share*	Cost*	Sales Proceeds*	Shares
SIP	12/1/2016	16.0500	182,937.90		11,398

SIPII	12/1/2016	16.0500	200,929.95		12,519

SIPIII	11/30/2016	16.0632	76,573.08		4,767
SIPIII	12/1/2016	16.0500	17,382.15		1,083
Total			93,955.23		5,850

LSBK	11/30/2016	16.0632	182,461.43		11,359

Broad Park	11/30/2016	16.0632	46,551.04		2,898

Chewy	11/30/2016	16.0632	131,637.60		8,195

2514 MSF	10/17/2016	14.6487		307,623.27	-21,000
2514 MSF	10/17/2016	14.6463		87,878.07	-6,000
Total				395,501.34	-27,000

CBPS	11/14/2016	14.8500	787.05		53
CBPS	11/23/2016	15.6522	109,095.50		6,970
CBPS	11/30/2016	16.0632	44,671.65		2,781
Total			154,554.20		9,804

*Includes brokerage commission.

CUSIP No. 74431A101
Exhibit 99.2

JOINT FILING AGREEMENT

 In accordance with Rule 13d-1(k)(l)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Prudential Bancorp Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: December 2, 2016	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, LLC its
Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CHEWY GOOEY COOKIES, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

JBRC I, LLC

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

/ss/ Sonia Seidman
SONIA SEIDMAN

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN